05035718

ED STATES
XCHANGE COMMISSION
gton, D.0. 20549

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RECEIVED FEB 11 2005 185 PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wedgewood Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony L. Guerrerio 314-567-6407
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co., LLP
(Name - *if individual, state last, first, middle name*)

One North Brentwood (Address) Clayton (City) Missouri (State) 63105 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony L. Guerrerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedgewood Partners, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Signature

PRESIDENT

Title

Lorraine A Cramer

Notary Public

LORRAINE A. CRAMER
Notary Public-Notary Seal
State of Missouri
St Louis County
My Commission Expires Aug 14, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Contents

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2004, and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

January 13, 2005

an independent member of
BAKER TILLY
INTERNATIONAL

WEDGEWOOD PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

Assets

Cash and cash equivalents	$ 663,187
Deposit with clearing organization (cash of $62 and securities with a market value of $100,252 - Note 2)	100,314
Securities owned- marketable, at market value	67,225
Receivable from clearing organization	48,764
Equipment and leasehold improvements (Note 3)	25,570
	$ 905,060

Liabilities And Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses (Note 8)	$ 111,698
Income taxes payable	3,678
Deferred tax liability	5,300
Total Liabilities	120,676
Stockholders' Equity	
Common stock, $1 par value, authorized 150,000 shares, issued and outstanding 110,909 shares	110,909
Additional paid-in capital	673,475
Total Stockholders' Equity	784,384
	$ 905,060

WEDGEWOOD PARTNERS, INC.

STATEMENT OF INCOME
For The Year Ended December 31, 2004

Revenues	
Commissions	$ 546,554
Investment company shares	94,223
Investment advisory fees	2,006,731
Interest and dividends	136,743
Other income	124,176
Total Revenues	2,908,427
Expenses	
Employee compensation and benefits	2,058,119
Exchange and clearance fees	144,925
Communications and data processing	158,926
Occupancy	111,322
Other expenses	326,090
Total Expenses	2,799,382
Income Before Provision For Income Taxes	109,045
Provision For Income Taxes (Note 5)	40,481
Net Income	$ 68,564

See the accompanying notes to financial statements.

WEDGEWOOD PARTNERS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2004

	Common Stock		Additional Paid-In	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balance - Beginning Of Year	110,909	$ 110,909	$ 724,091	$ (19,180)	$ 815,820
Net Income	—	—	—	68,564	68,564
Dividends Paid	—	—	(50,616)	(49,384)	(100,000)
Balance - End Of Year	110,909	$ 110,909	$ 673,475	$ —	$ 784,384

WEDGEWOOD PARTNERS, INC.

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2004

Cash Flows From Operating Activities	
Net income	$ 68,564
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	13,703
Deferred income taxes	5,300
Change in assets and liabilities:	
Increase in deposit with clearing organization	(46,790)
Increase in securities owned - net	(15,444)
Decrease in receivable from clearing organization	23,752
Increase in income taxes payable	3,068
Increase in accounts payable and accrued expenses	20,677
Net Cash Provided By Operating Activities	72,830
Cash Flows Used In Investing Activities	
Purchase of equipment	(16,117)
Cash Flows Used In Financing Activities	
Dividends paid	(100,000)
Net Decrease In Cash And Cash Equivalents	(43,287)
Cash And Cash Equivalents - Beginning Of Year	706,474
Cash And Cash Equivalents - End Of Year	$ 663,187
Supplemental Disclosure Of Cash Flow Information	
Income taxes paid	$ 32,113

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Securities Transactions

Securities transactions of the Company are recorded on the trade-date basis.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash And Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2004 is $617,617 which is not covered under FDIC insurance.

Investment Advisory Fee Income

The Company provides investment advisory services under contracts with various parties. Advisory fees are based on net asset value of the assets under management at the beginning of each calendar quarter. Annual fees range from 0.75% to 1.5% of the net asset value of the assets under management.

Fee income is recorded as earned, with billed but not collected amounts reflected as accounts receivable and amounts received but not earned reflected as deferred income.

Equipment And Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization, computed using straight line and accelerated methods. The assets are depreciated and amortized over the following periods:

Furniture and equipment	3 - 7 years
Computer software	5 years
Leasehold improvements	6 years

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment and leasehold improvements, unrealized gains and losses and charitable contributions carryovers for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

2. Operations

Wedgewood Partners, Inc. (the Company) was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services. The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15a3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. The deposit amount is made up primarily of investments in a U.S. government agency obligation at December 31, 2004.

3. Equipment And Leasehold Improvements

Equipment and leasehold improvements consist of:

Furniture and equipment	$ 439,783
Computer software	65,759
Leasehold improvements	15,289
	520,831
Less: Accumulated depreciation and amortization	(495,261)
	$ 25,570

Depreciation and amortization charged against income amounted to $13,703.

4. Deferred Compensation Plan

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made a contribution of $110,155 in 2004.

5. Income Taxes

The current and deferred portions of the income tax expense included in the statement of operations is as follows:

Current income tax expense	$ 35,181
Deferred income tax expense	5,300
	$ 40,481

6. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. Commitments

The Company is obligated under an operating lease which expires May 31, 2006. The total future minimum rental commitments required under the noncancellable operating lease are as follows:

Year	Amount
2005	$ 94,390
2006	39,329
	$ 133,719

Rent expense amounted to $97,619 for the year ended December 31, 2004.

8. Contingencies

The Company is involved in a disagreement with a bank that was the former owner of the stock of the Company related to certain investment advisory referral fees due under an agreement. The Company disputes certain interpretations of the applicable provisions of the agreement. The Company is withholding payment of these referral fees earned by the bank through December 31, 2004 pending resolution of this matter. The referral fees amounting to approximately $40,000 have been included in accounts payable at December 31, 2004.

9. Fair Value Of Financial Instruments

Securities owned are carried at market value. The Company believes that the carrying amount of its other financial instruments is a reasonable estimate of their fair value. Assets, including cash and receivable from and deposit with clearing organization, are carried at cost which approximates fair value due to the short-term nature of the assets.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of Wedgewood Partners, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated January 13, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 14 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

January 13, 2005

an independent member of
BAKER TILLY
INTERNATIONAL

WEDGEWOOD PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net Capital	
Total stockholder's equity	$ 784,384
Deductions and/or charges:	
Non allowable assets:	
Equipment and leasehold improvements, net	25,570
12b-1 Fees receivable from clearing organization	1,230
	26,800
Haircuts on securities:	
Government Securities	3,003
Equity Securities	10,084
	13,087
Net Capital	$ 744,497
Aggregate Indebtedness	$ 120,676
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 8,045
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 494,497
Excess net capital at 1000%	$ 732,429
Ratio of aggregate indebtedness to net capital	0.16 to 1

EXEMPTIVE PROVISION UNDER RULE 15C3-3
December 31, 2004

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession Or Control Requirement, Under Rule 15c3-3" are inapplicable.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Internal Accounting Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Wedgewood Partners, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verification, and comparisons,
2) Recordation of differences required by Rule 17a-13, or
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

January 13, 2005